SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

ION Geophysical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

462044207

(CUSIP Number)

September 21, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 462044207	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS WASSERSTEIN DEBT OPPORTUNITIES MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 723,021 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 723,021 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,021 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IA (Investment Adviser), PN (Partnership)

CUSIP NO. 462044207	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS WDO MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 723,021 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 723,021 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,021 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 462044207	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Rajay Bagaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,450 shares of Common Stock
	6	SHARED VOTING POWER 723,021 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 9,450 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 723,021 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,471 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.23% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IN (Individual)

CUSIP NO. 462044207	13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Joseph Dutton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 723,021 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 723,021 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,021 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1.	(a)	Name of Issuer:

ION Geophysical Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2105 City West Boulevard, Suite 100

Houston, TX 77042

Item 2.	(a)	Name of Persons Filing:

Wasserstein Debt Opportunities Management, LP

WDO Management GP, LLC

Rajay Bagaria

Joseph Dutton

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

1185 Avenue of the Americas, 39th Floor

New York, NY 10036

(c)	Citizenship:

Wasserstein Debt Opportunities Management, LP is a Delaware limited partnership

WDO Management GP, LLC is a Delaware limited liability company

Rajay Bagaria is a citizen of the United States

Joseph Dutton is a citizen of the United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

462044207

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

	Wasserstein Debt Opportunities Management, LP	WDO Management GP, LLC	Rajay Bagaria	Joseph Dutton
(a) Amount Beneficially Owned:	723,021	723,021	732,471	723,021
(b) Percent of Class:	5.16%	5.16%	5.23%	5.16%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	9,450	N/A
(ii) Shared Voting Power:	723,021	723,021	723,021	723,021
(iii) Sole Dispositive Power:	N/A	N/A	9,450	N/A
(iv) Shared Dispositive Power:	723,021	723,021	723,021	723,021

The reported shares are the Issuer’s common stock.

As of September 21, 2018, 723,021 of the reported shares are owned directly by private investment funds and separately managed accounts for which Wasserstein Debt Opportunities Management, LP, a Delaware limited partnership (the “Investment Adviser”), serves as the investment adviser. The general partner of the Investment Adviser is WDO Management GP, LLC, a Delaware limited liability company (the “General Partner”). The Investment Adviser and General Partner could each be deemed to be an indirect beneficial owner of the reported shares.

Rajay Bagaria is a control person of the Investment Adviser and manager of the General Partner, and could be deemed to share such indirect beneficial ownership with the Investment Adviser and General Partner. Additionally, Mr. Bagaria personally owns shares of the Issuer, as described above. Joseph Dutton is a control person of the Investment Adviser and could be deemed to share such indirect beneficial ownership with the Investment Adviser. Mr. Bagaria and Mr. Dutton each hereby disclaims any beneficial ownership of any such shares of Common Stock in excess of their actual pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Rajay Bagaria previously filed a Schedule 13G pursuant to Rule 13d-1(c) of the Act with respect to the common stock of the Issuer. Effective with this filing, Wasserstein Debt Opportunities Management, L.P., WDO Management GP, LLC, Mr. Bagaria, and Mr. Dutton are now jointly filing a Schedule 13G with respect to the common stock of the Issuer.

Exhibit 2

Joint Filing Agreement dated October 26, 2018, among Wasserstein Debt Opportunities Management, LP; WDO Management GP, LLC; Rajay Bagaria; and Joseph Dutton.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 26, 2018

WASSERSTEIN DEBT OPPORTUNITIES MANAGEMENT, LP

By: WDO Management GP, LLC, General Partner

By:	/s/ Joseph Dutton
Name:	Joseph Dutton
Title:	Chief Financial Officer

Date: October 26, 2018

WDO MANAGEMENT GP, LLC

By:	/s/ Joseph Dutton
Name:	Joseph Dutton
Title:	Chief Financial Officer

Date: October 26, 2018

/s/ Rajay Bagaria
Rajay Bagaria

Date: October 26, 2018

/s/ Joseph Dutton
Joseph Dutton